SUSAN K. SHAPIRO

617.345.3310

SSHAPIRO@BURNSLEV.COM

April 2, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Allied Nevada Gold Corp.

Amendment No. 2 to Registration Statement on Form 10

Filed March 16, 2007

File No. 001-33119

Ladies and Gentlemen:

On behalf of our client, Allied Nevada Gold Corp. (the “Company”), we set forth below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated March 28, 2007 from H. Roger Schwall, with respect to the Company’s Amendment No. 2 to Registration Statement on Form 10, File No. 001-33119, filed on March 16, 2007 (as so amended, the “Form 10”). On the date hereof, the Company has filed Amendment No. 3 to the Form 10 (“Amendment No. 3”) incorporating the revisions described herein. For your convenience, each response follows the sequentially numbered Comment copied from your letter of March 28, 2007. Three copies of Amendment No. 3, marked to show changes from Amendment No. 2 to the Form 10, are being delivered to Ms. Mellissa Campbell Duru.

General

Comment (1):

We refer you to the amendments and new rules adopted by the Commission in its Executive Compensation and Related Person disclosure rulemaking. Please revise the disclosure in your filing and provide the disclosure required by Items 402, 403, 404 and 407 of Regulation S-K. Please refer to Securities Act Release No. 8732A, the Executive Compensation and Related Person Q&A and the Compliance and Disclosure interpretations relating to the new rules that are available on our website, http://www.sec.gov.

U.S. Securities and Exchange Commission

April 2, 2007

Response (1):

In response to this Comment, the Company has revised the disclosure in Amendment No. 3 and provided additional disclosure as required. Please see pages 68-71 (Item 402), 64 (Item 403), 72-73 (Item 404) and 68 (Items 407(a) and 407(e)(4)).

Balance Sheet, page F-3

Comment (2):

As a newly formed registrant, Allied Nevada Gold Corp. is required to include within the Form 10 audited financial statements as of a date less than 135 days before the initial filing date of the registration statement. Refer to Rule 3-01(a) of Regulation S-X and provide an audited balance sheet in compliance with Regulation S-X.

Response (2):

The financial statements of the newly formed registrant, Allied Nevada Corp. have been updated as of December 31, 2006 in Amendment No. 3. The balance sheet as of the revised date is within 135 days of the initial filing date of the registration statement in accordance with rule 3-01(a) of Regulation S-X. Please see pages F-2–F-4.

Vista Gold Corp. – Nevada exploration properties (An Exploration Stage Enterprise)

Consolidated Statements of Loss, page F-7

Comment (3):

To avoid investor confusion, please separate the Interest and other income and Income earned during exploration stage line items from within the Costs and expenses caption and the subtotal presented. This comment also applies to your pro forma financial information presentation.

Response (3):

With reference to the above comment, the Interest and other income and Income earned during the exploration stage line items have been reclassified to be shown separately from costs and expenses within the Statement of Loss and the pro forma financial information within Amendment No. 3. Please see pages F-7 and F-20.

3. Summary of Significant Accounting Policies, page F-10

(h) Asset retirement obligation and closure costs, page F-11

Comment (4):

We note your statement that “Where the Company has an insurance policy in place to cover changes in the legal obligations associated with the retirement of long-lived assets

U.S. Securities and Exchange Commission

April 2, 2007

which have previously been expensed, increases to the fair value of such obligations are recognized at the end of the period with a corresponding amount recorded as an amount recoverable from the insurance company”. Based on this expanded disclosure and further consideration of your previous responses regarding this insurance policy and how you have accounted for it, it does not appear that you have reported your asset retirement cost in accordance with FAS 143. In this regard, you may not increase the asset retirement obligation without a similar increase to the associated property account. Refer to paragraph 15 of FAS 143. In addition, please refer to paragraph 16 of FAS 143 regarding how insurance policies affect reporting under the standard. Please revise your presentation of your asset retirement obligation accordingly or further demonstrate how your presentation complies with the accounting literature.

Response (4):

The revision to expected cash flows in respect of the asset retirement obligation has been recorded as an increase to the liability in accordance with paragraph 16 of FAS 143 which requires the liability to be recognized even if an insurance policy is in place.

Paragraph 15 of FAS 143 requires the corresponding increase to be capitalized as part of the related long-lived asset. As the related long-lived asset has been written off in previous periods, the associated asset has been recorded within non-current assets in the line ‘reclamation premium costs and other assets’ as this was considered to be a more representative presentation of this item, while still recognizing a related asset in accordance with FAS 143. We do not consider the reclassification of this asset to another line item within non-current assets to be a material amendment required in the Form 10.

The Company supplementally confirms to the Staff that the asset has been assessed for impairment and given the expected recovery of any excess reclamation costs under the insurance policy; no impairment was noted as of December 31, 2006.

We have amended the wording of our policy in Amendment No. 3 to further clarify the treatment as follows:

“Where the Company has an insurance policy in place to cover changes in the legal obligations associated with the retirement of long-lived assets which have previously been expensed, increases to the fair value of such obligations are recognized at the end of the period with a corresponding amount recorded as a non-current asset and the carrying value assessed where information or conditions suggest possible impairment.”

Please see pages 21 and F-11.

5. Mineral Properties, page F-13

(a) Maverick Springs, page F-14

U.S. Securities and Exchange Commission

April 2, 2007

Comment (5)

We note your expanded disclosure which states that “During the years ended December 31, 2006 and 2005, the Company recorded $342,308 and $144,285 in recoveries from SSRI, of which $96,420 is included in accounts receivable (see also Note 18). The total recoveries to date from SSRI are $1,864,569 which are offset against exploration expenditures recorded within the consolidated statement of loss.” Please expand your disclosure to explain the nature of these recoveries and tell us how you account for these recoveries and the applicable accounting literature that supports your presentation. In this regard, please specifically address your consideration of the guidance in EITF 01-14.

Response (5):

The following disclosure has been added to clarify the treatment of these recoveries from SSRI:

“The total recoveries to date from SSRI are $1,864,569 and have been netted against the gross exploration costs incurred by the Company on the Maverick Springs project under the terms of the agreement and have been reported in the Statement of Loss on this basis.”

Please see page F-14.

In determining the treatment of these recoveries, we have considered the provisions of EITF 01-14 “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred”. This interpretation relates to incidental expenses incurred while providing services as part of central ongoing operations. The nature of the agreement with SSRI is such that the costs incurred on the project are to be funded by both parties, with Vista acting as operator. We therefore concluded that the agreement was not in the scope of the EITF 01-14 and do not consider it appropriate to record revenue from SSRI in respect of these recoveries.

This letter responds to all comments contained in Mr. Schwall’s letter of March 28, 2007. The Company is concurrently submitting a separate letter to the Commission that includes the acknowledgements requested by the Staff in connection with the Company’s responses to the comments in the March 28 letter. If you have any questions, please do not hesitate to call the undersigned at (617) 345-3310.

Very truly yours,

/s/ Susan K. Shapiro

Susan K. Shapiro

cc:	Ms. Mellissa Campbell Duru

Ms. Jill Davis

Ms. Jennifer Goeken